Exhibit 99.1

111, Inc. Announces First Quarter 2019 Unaudited Financial Results

SHANGHAI, CHINA — May 16, 2019 - 111, Inc. (“111” or the “Company”) (NASDAQ: YI), a leading integrated online and offline healthcare platform in China, today announced its unaudited financial results for the first quarter ended March 31, 2019.

First Quarter 2019 Highlights

•                          Net revenues were RMB655.6 million (US$97.7 million), representing an increase of 98.5% year-over-year.

•                          Operating expenses1 were RMB139.8 million (US$20.8 million), representing an increase of 67.8% year-over-year. Operating expenses accounted for 21.5% of net revenue this quarter as compared to 25.4% in the same quarter of last year.

•                          Number of pharmacies served increased to more than 170,000 as of March 31, 2019, compared to more than 150,000 pharmacies as of December 31, 2018.

•                          Quarterly pharmacies’ orders were 141,650, representing an increase of 16.4% quarter-over-quarter.

Mr. Junling Liu, Co-Founder, Chairman, and Chief Executive Officer of 111, commented, “I am pleased to report strong results for the first quarter of 2019. Net revenues were RMB655.6 million, representing an increase of 98.5% year-over-year and exceeded the high end of our guidance. The rapid growth during the quarter was primarily driven by the continuous progress we have made in our B2B segment, where revenues increased by 246.5% year-over-year. As of March 31, 2019, we expanded our offline pharmacy network by serving more than 170,000 pharmacies. Our net losses continued to trend downward, which demonstrates our effectiveness at executing our growth strategy while closely controlling our expenses. During the quarter, fulfillment cost as a percentage of revenue was 3.2% as compared to 4.0% in the last quarter, validating the advantages of our smart supply chain technology.

We are embracing the recent healthcare reforms initiated by the Chinese government and it’s our belief that China will ultimately have one of the most efficient healthcare systems in the world. 111 is ideally positioned to benefit from this given the unique capabilities we have built, including our smart supply chain, the nationwide footprint of our largest virtual pharmacy network, and our integrated B+C platform. Our value proposition remains focused on the basis of transparency and efficiency. As a leading integrated online and offline healthcare platform in China, we play the role of enabling the pharmaceutical ecosystem through our unique T2B2C2 business model to drive improvements in both consumer and business-oriented healthcare services.”

First Quarter 2019 Financial Results

Net revenues were RMB655.6 million (US$97.7 million), representing an increase of 98.5% from RMB330.2 million in the same quarter of last year. The increase was mainly due to the significant increase in product revenues from B2B segment, which increased by 246.5% to RMB459.5 million (US$68.5 million) from RMB132.6 million in the same quarter of last year. Product revenues from the B2C segment decreased by 1.1% to RMB192.3 million (US$28.7 million) from RMB194.4 million in the same quarter of last year.

1  Operating expense consists of fulfillment expenses, selling and marketing expenses, general and administrative expenses, technology expenses and other operating expenses.

2  T2B2C business model refers to the business model whereby technology companies (T-side) enable businesses to better serve consumers (C-side).

Operating costs and expenses were RMB762.1 million (US$113.6 million), representing an increase of 104.6% from RMB372.4 million in the same quarter of last year.

•                          Cost of products sold was RMB622.3 million (US$92.7 million), representing an increase of 115.3% from RMB289.1 million in the same quarter of last year. The increase was primarily due to our rapid revenue growth in B2B business, which increased by 246.5% as compared to same quarter last year.

•                          Fulfillment expenses were RMB21.3 million (US$3.2 million), representing an increase of 49.0% from RMB14.3 million in the same quarter of last year, primarily as a result of growth in B2B business. Fulfillment expenses accounted for 3.2% of net revenue this quarter as compared to 4.3% in the same quarter of last year.

•                          Selling and marketing expenses were RMB75.5 million (US$11.2 million), representing an increase of 79.8% from RMB42.0 million in the same quarter of last year, mainly due to increase in the number of sales staffs and expenses associated with the expansion of the B2B business. Selling and marketing expenses accounted for 11.5% of net revenue this quarter as compared to 12.7% in the same quarter of last year.

•                          General and administrative expenses were RMB27.5 million (US$4.1 million), representing an increase of 93.7% from RMB14.2 million in the same quarter of last year, mainly due to increases in managerial staff and share-based compensation expenses. General and administrative expenses accounted for 4.2% of net revenue this quarter as compared to 4.3% in the same quarter of last year.

•                          Technology expenses were RMB15.0 million (US$2.2 million), representing an increase of 13.6% from RMB13.2 million in the same quarter of last year, mainly due to investments in platform and product development, including the recruitment of technology-related staff. Technology expenses accounted for 2.3% of net revenue this quarter as compared to 4.0% in the same quarter of last year.

Loss from operations was RMB106.5 million (US$15.9 million), compared to RMB42.2 million in the same quarter of last year.

Non-GAAP Loss from operations3 was RMB95.3 million (US$14.2 million), compared to RMB33.5 million in the same quarter of last year. Non-GAAP loss from operations accounted for 14.5% of net revenue this quarter as compared to 10.1% in the same quarter of last year.

Net loss attributable to ordinary shareholders was RMB118.5 million (US$17.7 million), compared to RMB42.0 million in the same quarter of last year.

Non-GAAP net loss attributable to ordinary shareholders4 was RMB96.3 million (US$14.3 million), compared to RMB33.3 million in the same quarter of last year. Non-GAAP net loss attributable to ordinary shareholders accounted for 14.7% of net revenue this quarter as compared to 10.1% in the same quarter of last year.

Loss per ADS was RMB1.46 (US$0.22), compared to RMB1.17 for the same period of last year.

3  Non-GAAP loss from operations represents loss from operations excluding share-based compensation.

4  Non-GAAP net loss attributable to ordinary shareholders represents net loss attributable to ordinary shareholders excluding share-based compensation and impairment loss of long-term investment.

Non-GAAP Loss per ADS5 was RMB1.19 (US$0.18), compared to RMB0.92 for the same period of last year.

As of March 31, 2019, the Company had cash and cash equivalents, restricted cash and short-term investments of RMB1,040.7 million (US$155.1 million), compared to RMB1,106.5 million as of December 31, 2018.

Business Outlook

For the second quarter of 2019, the Company expects total net revenues to be between RMB770 million and RMB805 million, representing year-over-year growth of approximately 92.1% to 100.9%.

The above outlook is based on the current market conditions and reflects the Company’s current and preliminary estimates of market and operating conditions and customer demand, which are all subject to change.

Conference Call

111’s management team will host an earnings conference call at 7:30 AM U.S. Eastern Time on Thursday, May 16, 2019 (7:30 PM Beijing Time on May 16, 2019).

Dial-in details for the earnings conference call are as follows:

United States:	+1-866-519-4004
Hong Kong:	+852-3018-6771
China:	400-620-8038
International:	+65-6713-5090
Passcode:	4883857

Please dial in 15 minutes before the call is scheduled to begin and provide the passcode to join the call.

A telephone replay of the call will be available after the conclusion of the conference call until 9:59 AM ET on May 16, 2019:

United States:	+1-855-452-5696
International:	+61-2-8199-0299
Passcode:	4883857

A live and archived webcast of the conference call will be available on the Investor Relations section of 111’s website at http://ir.111.com.cn/.

Use of Non-GAAP Financial Measures

In evaluating the business, the Company considers and uses non-GAAP loss from operations, non-GAAP net loss attributable to ordinary shareholders and non-GAAP loss per ADS, non-GAAP measures, as supplemental measures to review and assess its operating performance. The Company defines non-GAAP general and administrative expenses as general and administrative expenses excluding share-based compensation. The Company defines non-GAAP loss from operations as loss from operations excluding share-based compensation. The Company defines non-GAAP net loss attributable to ordinary shareholders as net loss attributable to ordinary shareholders excluding share-based compensation and impairment loss of long-term investment. The Company defines non-GAAP loss per ADS as loss per ADS excluding share-based compensation and impairment loss of long-term investment per ADS. The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with U.S. GAAP.

5  Non-GAAP loss per ADS represents loss per ADS excluding share-based compensation and impairment loss of long-term investment per ADS.

The Company believes that non-GAAP loss from operations, non-GAAP net loss attributable to ordinary shareholders and non-GAAP loss per ADS help identify underlying trends in its business that could otherwise be distorted by the effect of certain expenses that it includes in loss from operations and net loss. Share-based compensation is a non-cash expense that varies from period to period. Impairment loss of long-term investment is a non-cash expense that occurred in this period. As a result, management excludes these two items from its internal operating forecasts and models. Management believes that this adjustment for share-based compensation provides investors with a basis to measure the company’s core performance, including compared with the performance of other companies, without the period-to-period variability created by share-based compensation. The Company believes that non-GAAP loss from operations, non-GAAP net loss attributable to ordinary shareholders and non-GAAP loss per ADS provide useful information about its operating results, enhances the overall understanding of its past performance and future prospects and allow for greater visibility with respect to key metrics used by the management in their financial and operational decision-making.

The non-GAAP financial measures are not defined under U.S. GAAP and are not presented in accordance with U.S. GAAP. The non-GAAP financial measures have limitations as analytical tools. One of the key limitations of using non-GAAP loss from operations, non-GAAP net loss attributable to ordinary shareholders or non-GAAP loss per ADS is that it does not reflect all items of income and expense that affect the Company’s operations. Further, the non-GAAP financial measures may differ from the non-GAAP information used by other companies, including peer companies, and therefore their comparability may be limited.

The Company compensates for these limitations by reconciling the non-GAAP financial measures to the nearest U.S. GAAP measures, all of which should be considered when evaluating the Company’s performance. The Company encourages you to review its financial information in its entirety and not rely on a single financial measure.

Reconciliation of the non-GAAP financial measures to the most comparable U.S. GAAP measures is included at the end of this press release.

Exchange Rate Information Statement

This announcement contains translations of certain RMB amounts into U.S. dollars at specified rates solely for the convenience of the reader. Unless otherwise noted, all translations from RMB to U.S. dollars are made at a rate of RMB6.7112 to US$1.00, the exchange rate set forth in the H.10 statistical release of the Board of Governors of the Federal Reserve System as of March 29, 2019.

Safe Harbor Statement

This press release contains forward-looking statements. These statements constitute “forward-looking” statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “target,” “confident” and similar statements. Among other things, the Business Outlook and quotations from management in this announcement, as well as 111’s strategic and operational plans, contain forward-looking statements. 111 may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Such statements are based upon management’s current expectations and current market and operating conditions and relate to events that involve known or unknown risks, uncertainties and other factors, all of which are difficult to predict and many of which are beyond the Company’s control. Forward-looking statements involve inherent risks, uncertainties and other factors that could cause actual results to differ materially from those contained in any such statements. Potential risks and uncertainties include, but are not limited to, uncertainties as to the Company’s ability comply with extensive and evolving regulatory requirements, its ability to compete effectively in the evolving PRC general health and wellness market, its ability to manage the growth of its business and expansion plans, its ability to achieve or maintain profitability in the future, its ability to control the risks associated with its pharmaceutical retail and wholesale businesses, and the Company’s ability to meet the standards necessary to maintain listing of its ADSs on the Nasdaq Global Market, including its ability to cure any non-compliance with Nasdaq’s continued listing criteria. Further information regarding these and other risks, uncertainties or factors is included in the Company’s filings with the U.S. Securities and Exchange Commission. All information provided in this press release is as of the date of this press release, and 111 does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under applicable law.

About 111, Inc.

111, Inc. (NASDAQ: YI) (“111” or the “Company”) is a leading integrated online and offline healthcare platform in China. The Company provides hundreds of millions of consumers with better access to pharmaceutical products and medical services directly through its online retail pharmacy and indirectly through its offline pharmacy network. 111 also offers online medical services through its internet hospital, 1 Clinic, which provides consumers with cost-effective and convenient online consultation and electronic prescription services. In addition to providing direct services to consumers through its online retail pharmacy, 111 also enables offline pharmacies to better serve their customers. The Company’s online wholesale pharmacy, 1 Drug Mall, serves as a one-stop shop for pharmacies to source a vast selection of pharmaceutical products. The Company’s New Retail platform, by integrating the front and back ends of the pharmaceutical supply chain, has formed a smart supply chain, which transforms the flow of pharmaceutical products to pharmacies and modernizes how they serve their customers.

For more information on 111, please visit ir.111.com.cn

For more information, please contact:

111, Inc.

Ms. Monica Mu

IR Director

ir@111.com.cn

Christensen

In China

Mr. Christian Arnell

Phone: +86-10-5900-1548

E-mail: carnell@christensenir.com

In U.S.

Ms. Linda Bergkamp

Phone: +1-480-614-3004

Email: lbergkamp@ChristensenIR.com

111, Inc.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(In thousands, except for share and per share data)

	As of
	December 31, 2018	March 31, 2019
	RMB	RMB	US$
ASSETS
Current Assets:
Cash and cash equivalents	853,740	712,618	106,183
Restricted Cash	—	78,835	11,747
Short-term investments	252,805	249,236	37,137
Accounts receivable, net of allowance of doubtful accounts of nil at December 31, 2018 and March 31, 2019	28,569	36,505	5,439
Inventories	210,836	265,398	39,546
Prepayments and other current assets	161,147	166,910	24,870
Total current assets	1,507,097	1,509,502	224,922
Property and equipment	20,302	23,115	3,444
Intangible assets	4,503	5,009	746
Long-term investments	11,140	140	21
Other Non-Current Assets	3,376	3,369	502
Operating lease right-of-use Assets(1)	—	63,172	9,413
Total Assets	1,546,418	1,604,307	239,048
LIABILITIES AND EQUITY
Current liabilities including amounts of the consolidated VIE without recourse to the Company
Short-term borrowings	—	19,777	2,947
Accounts payable	212,258	257,558	38,377
Note Payable	—	58,612	8,733
Accrued expense and other current liabilities	102,261	123,896	18,461
Total Current liability	314,519	459,843	68,518
Operating Lease Liabilities(1)	—	40,672	6,060
Other Non-Current Liabilities	8,135	7,587	1,131
Total Liabilities	322,654	508,102	75,709

(1)   On January 1, 2019, the company adopted ACS 842, the new lease standard, using the optional transition method.

111, Inc.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(In thousands, except for share and per share data)

	As of
	December 31, 2018	March 31, 2019
	RMB	RMB	US$
Shareholders’ Equity

Ordinary shares Class A ($0.00005 par value per share; 800,000,000 shares authorized, 91,088,106 shares and 91,317,328 shares issued and outstanding as of December 31, 2018 and March 31, 2019, respectively)	29	29	4

Ordinary shares Class B ($0.00005 par value per share; 72,000,000 shares authorized, 72,000,000 shares issued and outstanding as of December 31, 2018 and March 31, 2019, respectively)	25	25	4
Additional paid in capital	2,540,878	2,553,127	380,428
Accumulated deficit	(1,383,729)	(1,502,219)	(223,838)
Accumulated other Comprehensive Income	67,073	46,168	6,879
Total shareholders’ equity	1,224,276	1,097,130	163,477
Non-controlling interest	(512)	(925)	(138)
Total equity	1,223,764	1,096,205	163,339
Total liabilities and equity	1,546,418	1,604,307	239,048

111, Inc.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

(In thousands)

	For the three months ended March 31,
	2018	2019
	RMB	RMB	US$
Net Revenues	330,205	655,601	97,688
Operating Costs and expenses:
Cost of product sold	(289,079)	(622,334)	(92,731)
Fulfillment expenses	(14,319)	(21,253)	(3,167)
Selling and marketing expenses	(41,996)	(75,461)	(11,244)
General and administrative expenses	(14,225)	(27,534)	(4,103)
Technology expenses	(13,182)	(15,030)	(2,240)
Other operating income (expenses)	421	(496)	(74)
Total Operating costs and expenses	(372,380)	(762,108)	(113,559)
Loss from operations	(42,175)	(106,507)	(15,871)
Interest income	222	1,941	289
Interest expense	(2)	(279)	(42)
Foreign exchange loss	(2,199)	(2,845)	(424)
Impairment loss of long-term investment	—	(11,000)	(1,639)
Other Income, net	1,710	(213)	(32)
Loss before income taxes	(42,444)	(118,903)	(17,719)
Income tax expense	—	—	—
Net Loss	(42,444)	(118,903)	(17,719)
Net Loss attributable to non-controlling interest	490	413	62
Net Loss attributable to ordinary shareholders	(41,954)	(118,490)	(17,657)
Other comprehensive loss
Unrealized gains of available-for-sale securities, net of tax of nil for three months ended March 31, 2018 and 2019	185	1,755	262
Realized gain of available-for-sale debt securities, net of tax	(430)	(87)	(13)
Foreign currency translation adjustments	4,992	(22,573)	(3,363)
Comprehensive loss	(37,207)	(139,395)	(20,771)
Loss per share:
Basic and diluted	(0.58)	(0.73)	(0.11)
Loss per ADS:
Basic and diluted	(1.17)	(1.46)	(0.22)
Weighted average number of shares used in computation of loss per share
Basic and diluted	72,000,000	163,317,328	163,317,328

111, Inc.
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands)

	For the three months ended March 31,
	2018	2019
	RMB	RMB	US$
Net cash used in operating activities	(20,310)	(59,320)	(8,839)
Net cash used in investing activities	(47,035)	(6,429)	(958)
Net cash provided by financing activities	—	20,799	3,099
Effect of exchange rate changes on cash and cash equivalents, and restricted cash	(3,412)	(17,337)	(2,583)
Net increase in cash and cash equivalents, and restricted cash	(70,757)	(62,287)	(9,281)
Cash and cash equivalents, and restricted cash at the beginning of the period	167,660	853,740	127,211
Cash and cash equivalents, and restricted cash at the end of the period	96,903	791,453	117,930

111, Inc.

Unaudited Reconciliation of GAAP and Non-GAAP Results

(In thousands)

	For the three months ended March 31,
	2018	2019
	RMB	RMB	US$
Loss from operations	(42,175)	(106,507)	(15,871)
Add: Share-based compensation expenses	8,666	11,228	1,673
Non-GAAP loss from operations	(33,509)	(95,279)	(14,198)

Net Loss attributable to ordinary shareholders	(41,954)	(118,490)	(17,657)
Add: Share-based compensation expenses	8,666	11,228	1,673
Impairment loss of long-term investment	—	11,000	1,639
Non-GAAP net loss attributable to ordinary shareholders	(33,288)	(96,262)	(14,345)

Loss per ADS:
Basic and diluted	(1.17)	(1.46)	(0.22)
Add: Share-based compensation expenses and impairment loss of long-term investment per ADS	0.25	0.27	0.04
Non-GAAP loss per ADS	(0.92)	(1.19)	(0.18)